Exhibit 99.54

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	Name and Address of Company

Highlander Silver Corp. (the “Company”)

2500 – 100 King Street W., P.O. Box #267

Toronto, Ontario

M5X 1A9

ITEM 2.	Date of Material Change

October 17, 2025

ITEM 3.	News Release

The news release was issued and disseminated via ACCESS Newswire on October 17, 2025.

ITEM 4.	Summary of Material Change

On October 17, 2025, further to the bought deal public offering of common shares of the Company (the “Common Shares”) which closed on September 29, 2025 (the “Offering”), the underwriters exercised their over-allotment option (the “Over-Allotment Option”) in full, to purchase an additional 2,330,000 Common Shares at a price of C$3.75 per Common Share. Upon closing of the Over-Allotment Option, the Company received additional gross proceeds of C$8,737,500, resulting in total gross proceeds from the Offering of C$94,987,500.

ITEM 5.	Full Description of Material Change

On October 17, 2025, further to the closing of the Offering, the underwriters exercised their Over-Allotment Option in full, to purchase an additional 2,330,000 Common Shares at a price of C$3.75 per Common Share. Upon closing of the Over-Allotment Option, the Company received additional gross proceeds of C$8,737,500, resulting in total gross proceeds from the Offering of C$94,987,500.

The Offering was conducted by a syndicate of underwriters led by National Bank Financial Inc. as lead underwriter and sole bookrunner, and including Canaccord Genuity Corp., Velocity Trade Capital Ltd., CIBC World Markets Inc., Ventum Financial Corp., BMO Nesbitt Burns Inc. and Cormark Securities Inc.

The net proceeds from the Offering will be used to fund the advancement of exploration and development activities, project studies and permitting at the Company’s San Luis gold- silver project in Peru, as well as for property investigation and acquisition activities and for working capital and general corporate purposes.

The Offering was completed in all provinces and territories of Canada, except Quebec, pursuant to a prospectus supplement to the Company’s short form base shelf prospectus dated April 10, 2025, and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) and applicable state securities laws and other jurisdictions.

The Common Shares have not been and will not be registered under the U.S. Securities Act, and accordingly will not be offered, sold or delivered, directly or indirectly within the United States, its possessions and other areas subject to its jurisdiction or to, or for the account or for the benefit of a United States person, except pursuant to applicable exemptions from the registration requirements.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this material change report constitutes “forward-looking information” under Canadian securities legislation. This includes, but is not limited to, information or statements with respect to the anticipated use of the net proceeds therefrom and any other activities, events or developments that the Company expects or anticipates will or may occur in the future. Such forward looking information or statements can be identified by the use of words such as “believes”, “plans”, “suggests”, “targets” or “prospects” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “will” be taken, occur, or be achieved. Forward-looking information involves known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking information. Such factors include, among others, general business, economic, competitive, political and social uncertainties, the actual results of current exploration activities, changes in project parameters as plans continue to be refined, future prices of precious and base metals, accident, labour disputes and other risks of the mining industry, and delays in obtaining governmental or stock exchange approvals or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information contained herein are made as of the date of this material change report. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change, except as required by applicable securities laws. Accordingly, the reader is cautioned not to place undue reliance on forward-looking information.

ITEM 5.2.	Disclosure of Restructuring Transactions

Not applicable.

ITEM 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7.	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	Executive Officer

For further information, please contact:

Tom Ladner

General Counsel

Tel: (604) 638-1470

ITEM 9.	Date of Report

October 24, 2025

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